Exhibit 99.1

New Mexico Software Announces Year End Results

THURSDAY , APRIL 17, 2003 08:59 AM

ALBUQUERQUE, N.M., Apr 17, 2003 /PRNewswire-FirstCall via COMTEX/ -- New Mexico Software, Inc. (OTC Bulletin Board: NMXS) announced the company's financial results for fiscal year 2002. The company reported total revenue for 2002 of $1,658,000, a 29.6% increase over revenue of $1,279,000 reported in fiscal year 2001. The company's net loss in 2002 was ($522,000) or ($0.02) per share compared with a net loss of ($2,240,000) or ($0.10) per share in 2001.

Dick Govatski, chief executive officer of New Mexico Software, said, "We reported a 30% gain in revenue in 2002 and a nearly 50% reduction in our expenses. Even with the sharp reduction in costs, we rolled out new products led by our New Mexico Software Digital Filing Cabinet, which is available on Toshiba servers. That effort includes an aggressive marketing program in Forbes Magazine and Forbes.com as well as a marketing effort through ITMC Marketing Corp.

"Our digital asset management software has important potential uses in the medical field and we are working with Doctors Telehealth Network to finally start up this network that could be highly valuable to physicians and hospitals. We continued to provide digital asset management to Hollywood entertainment studios and government agencies," Govatski said.

"Our primary focus at present is generating sales of our Digital Filing Cabinet product and improving our cash flow. We are actively seeking fresh funding to provide us with working capital that will enhance our ability to reach a positive cash flow. We are excited about our products and their potential. Our Digital Filing Cabinet has excellent potential in a large relatively untapped market. As a result of our knowledge and software expertise, few other companies are able to offer the features for the management and distribution of images that we do. We continue to believe that this competitive advantage will serve us well in the years ahead," Govatski said.

New Mexico Software is a leading provider of next generation content management solutions for the digital asset management and on-line accounting systems. NMXS is the only public company providing full ASP services for content owners to better digitize, encode, store, manage, license, and distribute digital files. The company offers five software products including the New Mexico Software Digital Filing Cabinet, which is available on Toshiba servers; AssetWare(TM), which provides enterprise-level digital asset management; Dynamic Imaging Server(TM), which features our Unity Architecture; MagZoom(TM), which magnifies details of Internet images, and BigDox(TM), which enables rapid Internet transport of limitless size files.

A copy of the company's 10-KSB filing with the Securities and Exchange Commission as well an investment profile on the company may be found on the website www.hawkassociates.com. The report is also available at www.sec.gov.

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For more information, contact Dick Govatski, (505) 255-1999, ceo@nmxs.com

To be placed on an email alert for news about the company, contact Frank Hawkins or Julie Marshall, Hawk Associates (305) 852-2383 or via email at Info@hawkassociates.com

For an online investor relations kit, go to http://www.hawkassociates.com

For more information on New Mexico Software go to http://www.nmxs.com

The foregoing press release contains forward-looking statements including statements regarding the company's expectation of its future business. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the company's control. Actual results could differ materially from these forward-looking statements.